Exhibit 99.1

CollPlant Expands Distribution for its VergenixSTR Product in Europe and Asia

REHOVOT, Israel, February 24, 2025 – CollPlant Biotechnologies (Nasdaq: CLGN), or “CollPlant”, a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and medical aesthetics, today announced the expansion of its distribution channels for its Vergenix™ STR product, in Europe and Asia. VergenixSTR is based on the Company’s rhCollagen technology and is intended for the treatment of tendinopathy by promoting healing and repair of tendon injuries in a variety of tendons including the elbow tendon (for treatment of “tennis elbow”), rotator cuffs, patellar tendons, the Achilles tendon, and hand tendons. Specifically, CollPlant recently signed distribution agreements for VergenixSTR with distributor companies located in the Netherlands, Turkey and India, for sales in the territories of the Netherlands, Belgium, Luxemburg (“Benelux”), Spain, India and Turkey.

The new distributor for Benelux and Spain has expertise in medical device sales, with a focus on orthopedics, and CollPlant made the first shipment to this distributor in February 2025. The distributors in Turkey and India, companies that specialize in medical devices including product distribution capabilities, are finalizing the process with their local regulatory authorities, with an objective to commence VergenixSTR sales in 2025.

Yehiel Tal, Chief Executive Officer of CollPlant, commented, “As we expand the distribution network in the Europe and Asia-Pacific regions, we are very excited to see the market potential for VergenixSTR. VergenixSTR is offering a differentiated treatment for tendon injuries, by forming a gel matrix that enables localized sustained release of growth factors at the injury site allowing for optimal healing. We look forward to taking additional steps this year to further expand our distribution network for VergenixSTR to other territories.

About Vergenix STR

VergenixSTR is a soft tissue repair matrix that combines cross-linked rhCollagen with Platelet-rich plasma, or PRP, a concentrated blood plasma that contains high levels of platelets, a critical component of the healing process. Platelets contain growth factors that are responsible for stimulating tissue generation and repair, including soft tissue repair, bone regeneration, development of new blood vessels, and stimulation of the wound healing process. VergenixSTR serves as a scaffold to support cell proliferation and the release of growth factors. The product is injected into the affected area and forms a viscous gel matrix which serves as a temporary reservoir for PRP in the vicinity of a tendon injury site, holding the platelet concentrate in place at the injured area. The matrix formed has the capabilities to activate the platelets in PRP, thereby releasing growth factors in a controlled manner and controlled biodegradation time, enabling optimal healing.

About CollPlant Biotechnologies

CollPlant is a regenerative and aesthetic medicine company ushering in a new era of medical solutions with a focus on 3D bioprinting of tissues and organs, tissue repair and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future such as expectations regarding the market potential of VergenixSTR. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and the Company’s preferences regarding such methods; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or Company’s strategic partners’ ability to obtain favorable pre-clinical and clinical trial results, including with respect to the Company’s dermal filler product; regulatory action with respect to rhCollagen-based bioink and medical aesthetics products or product candidates including, but not limited to, acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy and development plans and projects,, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

Investors:

LifeSci Advisors

Dan Ferry

daniel@lifesciadvisors.com